As filed with the Securities and Exchange Commission on November 15, 2004

Registration No. 333-120063

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MYOGEN, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-1348020

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7575 West 103rd Avenue, Suite 102
Westminster, Colorado 80021

(303) 410-6666
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

J. William Freytag
Chief Executive Officer
Myogen, Inc.
7575 West 103rd Avenue, Suite 102
Westminster, Colorado 80021
(303) 410-6666
(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent For Service)

Copies to:
James C.T. Linfield, Esq.
Brent D. Fassett, Esq.

Cooley Godward LLP
380 Interlocken Crescent, Suite 900
Broomfield, Colorado 80021-8023
(720) 566-4000

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
	Amount to be	Offering	Proposed Maximum	Amount of
Title of Securities to be Registered	Registered 1)	Price Per Share (2)	Aggregate Offering Price (2)	Registration Fee (3)
Common Stock, $.001 par value	9,195,400	$8.325	$76,551,705	$9,700
Common Stock, $.001 par value, issuable upon the exercise of warrants	1,839,080	$8.325	$15,310,341	$1,940

Total	11,034,480	—	$91,862,046	$11,640

(1)	Pursuant to Rule 415 under the Securities Act this registration statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act. The price per share and aggregate offering price are based on the average of the high and low prices of the registrant’s common stock on October 26, 2004, as reported on the Nasdaq National Market.

(3)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject To Completion, Dated November 15, 2004

Prospectus

11,034,480 Shares

MYOGEN, INC.

Common Stock

     The selling stockholders listed beginning on page 18 are offering up to 11,034,480 shares of Myogen, Inc. common stock, which includes 9,195,400 outstanding shares of common stock held by the selling stockholders and 1,839,080 shares of common stock issuable to the selling stockholders upon the exercise of warrants to purchase common stock. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

     Our common stock trades on the Nasdaq National Market under the trading symbol MYOG. On November 12, 2004, the last reported sale price of our common stock was $8.16 per share. You are urged to obtain current market quotations for our common stock.

     The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 21 for more information about how the selling stockholders may sell their shares of common stock.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.

SEE “RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2004.

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. You should rely only on the information we have provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our common stock.

We own applications for federal registration and claim rights in the following service marks and trademarks: Myogen® and the Myogen logo and Perfan®. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners. In this prospectus, references to “Myogen,” “we,” “us” and “our” refer to Myogen, Inc., a Delaware corporation, and our subsidiary, Myogen GmbH, a German corporation.

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MYOGEN

COMPANY OVERVIEW

     Myogen is a biopharmaceutical company focused on the discovery, development and commercialization of small molecule therapeutics for the treatment of cardiovascular disorders. We believe that our advanced understanding of the biology of cardiovascular disease combined with our clinical development expertise in cardiovascular therapeutics provide us with the capability to discover novel therapies, as well as identify, license or acquire products that address serious, debilitating cardiovascular disorders that are not adequately treated with existing therapies. We currently market one product in Europe, Perfan I.V., for the treatment of acute decompensated heart failure, and we have three product candidates in late-stage clinical development:

•	Enoximone, a type-III selective phosphodiesterase (PDE-III) inhibitor, is a positive inotropic agent that increases the force of contraction of the heart. The intravenous formulation of enoximone, Perfan I.V., is used for the treatment of acute decompensated heart failure. We are evaluating enoximone capsules, the oral formulation of enoximone, for the long-term treatment of advanced chronic heart failure. ESSENTIAL I & II are our two pivotal Phase III trials of enoximone capsules in patients with chronic heart failure. In May 2004, we announced the completion of enrollment of 1,800 patients for these trials, with patient treatment to continue until 956 patients have had a primary endpoint event (cardiovascular hospitalization or all-cause mortality). We expect that the common termination date for both of these trials will occur by the end of 2004, at which time the mean treatment period for patients will have exceeded 18 months. If our clinical program is successful, enoximone capsules would be the first oral inhibitor of PDE-III to be commercialized for the treatment of chronic heart failure EMOTE, a non-pivotal Phase III trial of enoximone capsules in 201 patients in advanced stages of chronic heart failure who are dependent on intravenous inotrope therapy, was completed in February 2004. Preliminary results were reported in March 2004. EMPOWER, an additional non-pivotal Phase III trial designed to provide potential marketing support, began enrollment in September 2003. Trial enrollment continues to progress, but remains slower than projected.

•	Ambrisentan, an ETA selective endothelin receptor antagonist, is a potent inhibitor of endothelin-induced vasoconstriction. We are developing ambrisentan as an oral therapy for patients with pulmonary arterial hypertension (PAH). In January 2004, we announced the initiation of patient enrollment in ARIES-1 & -2, our pivotal Phase III clinical trials of ambrisentan for the treatment of PAH. Our goal is to complete enrollment in the two trials by the end of the first half of 2005. This timing is uncertain due to a number of factors, including the declining numbers of patients with PAH who are treatment naïve seen at clinical trial sites as well as competing on-going trials. The United States Food and Drug Administration (FDA) has granted orphan drug designation to ambrisentan for the treatment of PAH. The trials follow September 2003 completion of a Phase II dose-ranging trial, which demonstrated a statistically significant and clinically meaningful increase in the primary efficacy endpoint (exercise capacity measured by six-minute walk test distance) in all four ambrisentan dose groups tested.

•	Darusentan, an ETA selective endothelin receptor antagonist, is a potent inhibitor of endothelin-induced vasoconstriction. We are developing darusentan as an oral therapy for patients with hypertension not adequately controlled by multiple other anti-hypertensive agents. In July 2004, we announced the initiation of enrollment in a 105-patient Phase IIb clinical trial of darusentan for the treatment of resistant systolic hypertension. We expect that the trial will be completed mid-year 2005. Results from a Phase II trial conducted in 2000 by the original developer of the drug in patients with moderate hypertension demonstrated that darusentan produced statistically significant and clinically meaningful decreases in both diastolic and systolic blood pressures. The current trial is designed to test whether the anti-hypertensive effect of darusentan in moderate hypertension extends to the treatment of patients with resistant hypertension.

     We also conduct a target and drug discovery research program focused on the development of disease-modifying drugs for the treatment of chronic heart failure and related cardiovascular disorders. Our research team and academic collaborators have discovered several key molecular defects that occur in a failing heart. We have validated several of these molecular defects as targets for drug discovery and we are now screening chemical libraries with high-throughput assays based on these targets. In October 2003, we entered into a strategic collaboration with the Novartis Institutes for BioMedical Research focused on the development of disease-modifying drugs for the treatment of chronic heart failure and related cardiovascular disorders.

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     Our goal is to create an integrated biopharmaceutical company focused on the discovery, development and commercialization of novel therapies that address the fundamental mechanisms involved in cardiovascular disease, with an initial focus on highly debilitating chronic conditions. Our strategy is to utilize our advanced understanding of the molecular biology and clinical medicine of cardiovascular disease to (i) complete the clinical development of, and obtain regulatory approvals for, enoximone capsules, ambrisentan and darusentan, (ii) identify and acquire additional clinical-stage compounds, and (iii) discover and develop novel therapeutics which slow or reverse the progression of cardiovascular disease. In addition, we plan to develop our own sales and marketing capabilities focused on targeted markets and to enter into co-promotion partnerships with larger pharmaceutical or biotechnology companies when necessary to reach larger markets. Similarly, we intend to selectively enter into strategic research and development collaborations with other pharmaceutical or biotechnology companies to advance our research program.

     Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” included in this prospectus. In particular, we are at an early stage in the development of our company with a limited operating history and limited revenues derived from operations. We have experienced significant operating losses since our inception, and we expect to continue to incur substantial additional operating losses for the next several years as we pursue our research and clinical development efforts. Since our inception we have funded our operations principally through the sale of equity securities, and if we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates. If we are unable to develop, receive approval for, or successfully commercialize any of our product candidates, we will be unable to generate significant revenues and we may never become profitable.

OTHER INFORMATION

     Myogen was incorporated in Colorado in June 1996 and reincorporated in Delaware in May 1998. Our principal executive office is located at 7575 West 103rd Avenue, Suite 102, Westminster, Colorado 80021 and our telephone number is (303) 410-6666. Our website address is “www.myogen.com.” We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

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RISK FACTORS

          Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information included or incorporated by reference in this prospectus, including our historical consolidated financial statements and related notes, before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

We are at an early stage of development as a company and we do not have, and may never have, any products that generate significant revenues.

          We are at an early stage of development as a biopharmaceutical company, and we do not have any commercial products that generate significant revenues. Our existing product candidates will require extensive additional clinical evaluation, regulatory review, significant marketing efforts and substantial investment before they could provide us with any revenues. Our efforts may not lead to commercially successful drugs, for a number of reasons, including:

•	our product candidates may not prove to be safe and effective in clinical trials;

•	we may not be able to obtain regulatory approvals for our product candidates or approvals may be narrower than we seek;

•	we may not have adequate financial or other resources to complete the development and commercialization of our product candidates; or

•	any products that are approved may not be accepted in the marketplace.

          Other than sales of Perfan I.V. in Europe, which are only minor, we do not expect to be able to market any of our product candidates for a number of years. If we are unable to develop, receive approval for, or successfully commercialize any of our product candidates, we will be unable to generate significant revenues. If our development programs are delayed, we may have to raise additional capital or reduce or cease our operations.

We have a history of operating losses and we may never become profitable.

          We have experienced significant operating losses since our inception in 1996. At September 30, 2004, we had an accumulated deficit of $160.7 million. For the nine months ended September 30, 2004, we had operating losses of $42.6 million, and for the years ended December 31, 2003 and 2002, we had operating losses of $43.0 million and $28.8 million, respectively. Revenues from the commercial sales of our only approved product, Perfan I.V., were $2.5 million for the nine months ended September 30, 2004 and $2.8 million and $2.3 million for the years ended December 31, 2003 and 2002, respectively, and we will not achieve profitability from the sales of this product alone. We also do not expect that research and development revenue, which was $4.7 million for the nine months ended September 30, 2004 and $1.0 million in 2003, will become sufficient for us to achieve profitability. We have funded our operations principally from the sale of our equity securities. We expect to continue to incur substantial additional operating losses for the next several years as we pursue our clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators, must successfully develop, manufacture and market our product candidates, or continue to identify, develop, acquire, manufacture and market other new product candidates. We may never have any significant revenues or become profitable.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates or continue our research and development programs.

          Our operations have consumed substantial amounts of cash since inception. To date, our sources of cash have been primarily limited to the sale of our equity securities. We expect to continue to spend substantial amounts on research and development, including amounts spent on conducting clinical trials for our product candidates, manufacturing clinical supplies and expanding our discovery research programs. In 2004, this rate of cash consumption would have been higher had research and development funding not been received. In the first nine months of 2004, our operations consumed approximately $4.0 million of cash per month, compared to approximately $2.5 million of cash per month in calendar 2003. We expect that our monthly cash used by operations will continue to increase for the next several years. Based on current spending projections, we believe that our current cash, cash equivalents and investments, which includes the proceeds from

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our recently completed private placement, together with the proceeds of the Novartis collaboration, are sufficient to fund operations through at least the end of 2005. We will be required to raise additional capital to complete the development and commercialization of our current product candidates. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our drug development or discovery research programs. We also may be required to:

•	seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and

•	relinquish, license or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on terms that are less favorable than might otherwise be available.

We may experience delays in our clinical trials that could adversely affect our financial position and our commercial prospects.

          We do not know when our current clinical trials will be completed, if at all. We also cannot accurately predict when other planned clinical trials will begin or be completed. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs approved for the conditions we are investigating. Other companies are conducting clinical trials and have announced plans for future trials that are seeking or likely to seek patients with the same diseases as those we are studying. Competition for patients in some cardiovascular disease trials is particularly intense because of the limited number of leading specialist physicians and the geographic concentration of major clinical centers. In particular, a number of factors may decrease the pace of enrollment in our Phase III ARIES trials of ambrisentan in pulmonary arterial hypertension (PAH) from what we have projected. These factors include the inclusion of placebo control groups, which may decrease the pace of enrollment compared to our Phase II trial; competing trials being conducted by Encysive Pharmaceuticals Inc. of sitaxsentan in substantially similar PAH patient populations; the expected Phase IV trial of Tracleer in PAH patients with Class II symptoms to be conducted by Actelion Ltd; and the continued or increased off-label prescription of sildenafil (Viagra) in patients with PAH based on the results of a Phase III trial conducted by Pfizer and reported at the annual conference of the American College of Chest Physicians in October 2004. We have committed additional resources to the ARIES trials in an attempt to increase the likelihood of completing enrollment in our expected time frame. These efforts may not be successful in increasing or maintaining the current enrollment rates. As a result of all of the numerous factors which can affect the pace of progress of clinical trials, our trials may take longer to enroll patients than we anticipate. Delays in patient enrollment in the trials may increase our costs and slow down our product development and approval process. In addition, two of our current clinical trials for enoximone capsules are designed to continue until a pre-specified number of events have occurred to the patients enrolled. These trials are subject to delays stemming from patient withdrawal and from lower than expected event rates. Our product development costs will also increase if we need to perform more or larger clinical trials than planned. If other companies’ product candidates show favorable results, we may conduct additional clinical trials. Any delays in completing our clinical trials will delay our ability to generate revenue from product sales, and we may have insufficient capital resources to support our operations. Even if we do have sufficient capital resources, our ability to become profitable will be delayed.

Adverse events in our clinical trials may force us to stop development of our product candidates or prevent regulatory approval of our product candidates.

          Our product candidates may produce serious adverse events. These adverse events could interrupt, delay or halt clinical trials of our product candidates and could result in the Food and Drug Administration, or FDA, or other regulatory authorities denying approval of our product candidates for any or all targeted indications. An independent data safety monitoring board, the FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. We cannot assure you that any of our product candidates will be safe for human use.

Our applications for regulatory approval could be delayed or denied due to problems with studies conducted before we in-licensed the product candidates.

          We are developing product candidates, including enoximone capsules, ambrisentan and darusentan, that we have in-licensed from other pharmaceutical companies. Many of the pre-clinical studies and some of the clinical studies on these product candidates were conducted by other companies before we in-licensed the product candidates. In some cases, the studies were conducted when regulatory requirements were different from today. We would incur unanticipated costs and experience delays if we were required to repeat some or all of those studies. Even if the previous studies are acceptable to regulatory authorities, we may have to spend additional time analyzing and presenting the results of the studies. Problems with the

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previous studies could cause our regulatory applications to be delayed or rejected. For example, as a result of changing regulatory standards, we may be required to repeat certain animal toxicology studies for enoximone prior to the submission of our application for marketing approval. If we must repeat these studies, we would experience an increase in our expenditures and the final regulatory approval of enoximone could be jeopardized or delayed.

If our product candidates do not meet safety or efficacy endpoints in clinical evaluations, they will not receive regulatory approval and we will be unable to market them.

          Other than Perfan I.V., which is approved for use in several European countries, our current product candidates, enoximone capsules, ambrisentan and darusentan, are in clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority.

          The regulatory approval process typically is extremely expensive, takes many years and the timing of any approval cannot be accurately predicted. If we fail to obtain regulatory approval for our current or future product candidates, we will be unable to market and sell such products and therefore may never be profitable.

          As part of the regulatory approval process, we must conduct pre-clinical studies and clinical trials for each product candidate to demonstrate safety and efficacy. The number of pre-clinical studies and clinical trials that will be required varies depending on the product candidate, the indication being evaluated, the trial results and regulations applicable to any particular product candidate.

          The results of pre-clinical studies and initial clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Preliminary results may not be confirmed upon full analysis of the detailed results of a trial. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials. We cannot assure you that the data collected from the pre-clinical studies and clinical trials of our product candidates will be sufficient to support FDA or other regulatory approval. In addition, the continuation of a particular study after review by an independent data safety monitoring board does not necessarily indicate that our product candidate will achieve the clinical endpoint or prove to be safe.

          The FDA and other regulatory agencies can delay, limit or deny approval for many reasons, including:

•	a product candidate may not be safe or effective;

•	the manufacturing processes or facilities we have selected may not meet the applicable requirements; and

•	changes in their approval policies or adoption of new regulations may require additional work.

          Any delay in, or failure to receive or maintain, approval for any of our products could prevent us from ever generating meaningful revenues or achieving profitability.

Even if our products meet safety and efficacy endpoints in clinical trials, regulatory authorities may not approve them, or we may face post-approval problems that require withdrawal of our products from the market.

          Our product candidates may not be approved even if they achieve their endpoints in clinical trials. Regulatory agencies, including the FDA, or their advisors may disagree with our interpretations of data from pre-clinical studies and clinical trials. Regulatory agencies also may approve a product candidate for fewer indications than requested or may grant approval subject to the performance of post-marketing studies for a product candidate. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

          Even if we receive regulatory approvals, our product candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those product candidates from the market. In addition, a marketed product continues to be subject to strict regulation after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market. Any delay in, or failure to receive or maintain regulatory approval for, any of our products could prevent us from ever generating meaningful revenues or achieving profitability.

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There can be no assurance that enoximone capsules do not increase mortality.

          Clinical trials with type-III phosphodiesterase, or PDE-III, inhibitors, including enoximone capsules, have shown that at certain doses these compounds can increase the risk of mortality in specific patient populations. In studies of enoximone capsules administered at doses of 100 to 300 milligrams three times a day, some patients experienced abnormal rhythms in the beating of the heart. In one Phase II placebo-controlled trial involving 151 patients administered placebo capsules or enoximone capsules at 100 milligrams three times a day, there was a statistically significant increase in the mortality rate in the group of patients receiving enoximone capsules compared to the group of patients receiving placebo capsules: 36% of the patients treated with enoximone capsules died during the evaluation period versus 23% of the patients treated with placebo. We are testing enoximone capsules administered at doses of 25 and 50 milligrams three times a day. The preliminary results of the EMOTE trial announced in March 2004 demonstrated a six-month mortality rate of 38% for the group of patients receiving enoximone and 31% for the group of patients receiving placebo. Although the difference in the mortality rates between these two groups did not achieve statistical significance, we cannot assure you that increased mortality will not occur at these lower doses in our larger pivotal clinical trials or in commercial usage after approval. If we are unable to clearly demonstrate that mortality is not increased by enoximone capsules at these lower doses, we are not likely to receive regulatory approval to market enoximone capsules.

Endothelin receptor antagonists, including ambrisentan and darusentan, have demonstrated toxicity in animals.

          Prior to regulatory approval for a product candidate, we are required to conduct studies of our product candidates on animals to determine if they have the potential to have toxic effects. The toxicology tests for ambrisentan and darusentan indicated that they both cause birth defects in rabbits. Other toxicology tests indicated that ambrisentan and darusentan caused damage to the testes causing infertility in rodents and that ambrisentan had the potential to cause damage to the testes in dogs. We assume that similar toxicities could occur in humans. As a result, the FDA will only consider approving ambrisentan and darusentan for the treatment of severe diseases such as PAH or resistant hypertension and will prohibit their use in women who may become pregnant.

Market acceptance of our product candidates is uncertain.

          We cannot assure you that physicians will prescribe or patients will use enoximone capsules, ambrisentan or darusentan, if they are approved. Physicians will prescribe our products only if they determine, based on experience, clinical data, side effect profiles and other factors, that they are preferable to other products then in use or beneficial in combination with other products. Recommendations and endorsements by influential physicians will be essential for market acceptance of our products, and we may not be able to obtain these recommendations and endorsements. Because of prior reports of increased mortality caused by high dose enoximone capsules in earlier clinical trials, physicians may be unwilling to use enoximone capsules in treating their patients. Physicians may not be willing to use ambrisentan and darusentan because of demonstrated adverse side effects such as damage to testes in some animal species. Additionally, market acceptance of endothelin receptor antagonists will be limited because they are known to cause birth defects in animals and are believed to do the same in humans.

          Enoximone capsules for the treatment of chronic heart failure and ambrisentan for the treatment of PAH both address highly competitive markets and the availability of other drugs and devices for the same indications may slow or reduce market acceptance of our products. Drugs such as beta blockers, angiotensin converting enzyme inhibitors and diuretics have been on the market for many years, and physicians have experience with prescribing these products for the treatment of chronic heart failure. Tracleer, a non-selective endothelin receptor antagonist, is a drug that has been approved for PAH, the same indication we intend for ambrisentan, and has been available since December 2001. Adoption of ambrisentan may be slow if physicians continue to prescribe Tracleer. In addition, sitaxsentan, an ETA selective endothelin receptor antagonist like ambrisentan, is in clinical trials for the treatment of PAH. Sitaxsentan is at a more advanced stage of development than ambrisentan and could be on the market before ambrisentan. If sitaxsentan or sildenafil is approved and achieves market acceptance prior to ambrisentan, the adoption of ambrisentan may be slowed or reduced. Pfizer Inc is evaluating the use of sildenafil (Viagra) for the treatment of PAH, and it reported results of a 278-patient Phase III trial at the annual meeting of the American College of Chest Physicians in October 2004. The results of their study suggest that sildenafil could become a major competitor to ambrisentan.

          Many other factors influence the adoption of new pharmaceuticals, including marketing and distribution restrictions, adverse publicity, product pricing and reimbursement by third-party payors. Even if our product candidates achieve market acceptance, the market may not be large enough to result in significant revenues. The failure of our product candidates to achieve market acceptance would prevent us from ever generating meaningful product revenues.

If we become subject to product liability claims, the damages may exceed our insurance.

          It is impossible to predict from the results of animal studies the potential adverse effects that a product candidate may have in humans. We face the risk that the use of our product candidates in human clinical trials will result in adverse effects. If

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we complete clinical testing for our product candidates and receive regulatory approval to market our products, we will mark our products with warnings that identify the known potential adverse effects and the patients who should not receive our product. We cannot assure that physicians and patients will comply with these warnings. In addition, unexpected adverse effects may occur even with use of our products that have received approval for commercial sale.

          In pre-clinical testing, ambrisentan and darusentan caused birth defects in animals. Based on these results and similar results with other endothelin receptor antagonists, we have concluded that ambrisentan and darusentan could cause birth defects in humans. Neither ambrisentan nor darusentan should be taken by women who are pregnant, or are capable of getting pregnant and not practicing adequate forms of birth control; however, there can be no assurance that ambrisentan or darusentan will not be taken by these women. Additionally, there can be no assurance that a patient will not exceed the recommended dose of our products and suffer adverse consequences. If a child is born with a birth defect or a patient suffers harm from exceeding the approved dose on our products, we may be subject to product liability claims that exceed any insurance coverage that may be in effect at the time.

          We have obtained liability insurance of $10 million for Perfan I.V. and our product candidates in clinical trials. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we currently hold, or that we or our collaborators may obtain, may not be adequate to protect us from any liabilities. In addition, if any of our product candidates are approved for marketing, we may seek additional insurance coverage. We may be unable to obtain additional coverage or afford such coverage. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit of our insurance coverage. If we cannot protect against potential liability claims, we or our collaborators may find it difficult or impossible to commercialize our products. We may not be able to renew or increase our insurance on reasonable terms, if at all.

If we are unable to develop adequate sales, marketing or distribution capabilities or enter into agreements with third parties to perform some of these functions, we will not be able to commercialize our products effectively.

          We have limited experience in sales, marketing and distribution. To directly market and distribute any products, we must build a sales and marketing organization with appropriate technical expertise and distribution capabilities. We may attempt to build such a sales and marketing organization on our own or with the assistance of a contract sales organization. For some market opportunities, we may need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to increase the commercial success of our products. We may not be able to establish sales, marketing and distribution capabilities of our own or enter into such arrangements with third parties in a timely manner or on acceptable terms. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, and these efforts may not be successful. Additionally, building marketing and distribution capabilities may be more expensive than we anticipate, requiring us to divert capital from other intended purposes or preventing us from building our marketing and distribution capabilities to the desired levels.

Since we will rely on third-party manufacturers, we may be unable to control the availability or cost of producing our products.

          There can be no assurance that our products, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. Although there are several potential manufacturers capable of manufacturing our products, we intend to select and rely initially on one third-party to manufacture each of our approved products. Establishing a replacement source for any of our products could require at least 12 months and significant additional expense. We will need to expand relationships with manufacturers we have used in the past or establish new relationships with different third-party manufacturers for our products. We may not be able to contract for manufacturing capabilities on acceptable terms, if at all. Furthermore, third-party manufacturers may encounter manufacturing or quality control problems or may be unable to obtain or maintain the necessary governmental licenses and approvals to manufacture our products. Any such failure could delay or prevent us from receiving regulatory approvals and marketing our products. Our dependence on third parties may reduce our profit margins and delay or limit our ability to develop and commercialize our products on a timely and competitive basis.

Our third-party manufacturers and their manufacturing facilities and processes are subject to regulatory approval, which may delay or disrupt our development and commercialization efforts.

          Third-party manufacturers of our products or product candidates must ensure that all of the processes, methods and equipment are compliant with the current Good Manufacturing Practices, or cGMP, and conduct extensive audits of vendors, contract laboratories and suppliers. The cGMP requirements govern quality control of the manufacturing process and

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documentation policies and procedures. Compliance by third-party manufacturers with cGMP requires record keeping and quality control to assure that the product meets applicable specifications and other requirements. Manufacturing facilities are subject to inspection by regulatory agencies at any time. If an inspection by regulatory authorities indicates that there are deficiencies, third-party manufacturers could be required to take remedial actions, stop production or close the facility, which would disrupt the manufacturing processes and limit the supplies of our products or product candidates. If they fail to comply with these requirements, we also may be required to curtail the clinical trials of our product candidates, and may not be permitted to sell our products or may be limited in the jurisdictions in which we are permitted to sell them.

Due to our reliance on contract research organizations and other third parties to conduct clinical trials, we are unable to directly control the timing, conduct and expense of our clinical trials.

          We rely primarily on third parties to conduct our clinical trials, including the EMOTE, ESSENTIAL and ARIES trials, as well as the clinical trials for darusentan. As a result, we have had and will continue to have less control over the conduct of the clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be impossible to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

If we do not find development and commercialization collaborators for our product candidates, we may have to reduce or delay our rate of product development and commercialization and increase our expenditures.

          Our existing collaborations have been with academic scientists and institutions for basic scientific research and in 2003 we entered into a research collaboration with Novartis relating to targets and compounds identified in our discovery research program. To date, we have not entered into any collaboration agreements for the development or commercialization of our existing product candidates. We plan to enter into relationships with selected pharmaceutical or biotechnology companies to help develop and commercialize our product candidates. We may not be able to negotiate collaborations with these other companies for the development or commercialization of our product candidates on acceptable terms. If we are not able to establish such collaborative arrangements, we may have to reduce or delay further development of some of our programs, increase our planned expenditures and undertake development and commercialization activities at our own expense.

          Any development or commercialization collaborations we have entered into or may enter into with pharmaceutical or biotechnology companies, including our research collaboration agreement with Novartis, are or will be subject to a number of risks, including:

•	collaborators may not pursue further development and commercialization of compounds resulting from collaborations or may elect not to renew research and development programs;

•	collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require the development of a new formulation of a product candidate for clinical testing;

•	a collaborator with marketing and distribution rights to one or more of our products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of these products; and

•	disputes may arise, delaying or terminating the research, development or commercialization of our product candidates, or resulting in significant legal proceedings.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing regulatory obligations and review.

          Following any regulatory approval of our product candidates, we will be subject to continuing regulatory obligations such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of the

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promotion and marketing of our products. In addition, we or our third-party manufacturers will be required to adhere to regulations setting forth cGMP. These regulations cover all aspects of the manufacturing, testing, quality control and record keeping relating to our product candidates. Furthermore, we or our third-party manufacturers must pass a pre-approval inspection of manufacturing facilities by the FDA and foreign authorities before obtaining marketing approval and will be subject to periodic inspection by these regulatory authorities. Such inspections may result in compliance issues that could prevent or delay marketing approval, or require the expenditure of financial or other resources to address. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Our success depends on retention of our President and Chief Executive Officer, Chief Science and Medical Officer and other key personnel.

          We are highly dependent on our President, Chief Executive Officer and Chairman, J. William Freytag, Ph.D., Chief Science and Medical Officer, Michael R. Bristow, M.D., Ph.D. and other members of our management team. We are named as the beneficiary on term life insurance policies covering Drs. Freytag and Bristow in the amount of $2.0 million each. We also depend on academic collaborators for each of our research and development programs. The loss of any of our key employees or academic collaborators could delay our discovery research program and the development and commercialization of our product candidates or result in termination of them in their entirety. Drs. Freytag and Bristow, as well as others on our executive management team, have severance agreements with us, but the agreements provide for “at-will” employment with no specified term. Our future success also will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. If we are unsuccessful in our recruitment and retention efforts, our business will be harmed.

          We also rely on consultants, collaborators and advisors to assist us in formulating and conducting our research. All of our consultants, collaborators and advisors are employed by other employers or are self-employed and may have commitments to or consulting contracts with other entities that may limit their ability to contribute to our company.

If our discovery research program is not successful, we may be unable to develop additional product candidates.

          We have devoted and expect to continue to devote significant resources to our discovery research program. For the nine months ended September 30, 2004 we spent $3.5 million on our discovery research program, and for the years ended December 31, 2003, 2002 and 2001, we spent $3.3 million, $3.5 million and $2.4 million, respectively. We are obligated under sponsored research agreements to make annual payments of $350,000 to the University of Texas Southwestern Medical Center. However, this program may not succeed in identifying additional therapeutic targets, product candidates or products. If we do not develop new products, and if our existing product candidates do not receive regulatory approval or achieve commercial success, we would have no other way to achieve any meaningful revenue. Moreover, if we do not develop new products, our revenues from any of our product candidates that are approved will eventually decline as they face competition when any applicable patents, or periods of market exclusivity expire. The collaboration agreement we entered into with Novartis in October 2003 provides Novartis with an exclusive option to all of our discoveries for a three year period. Novartis may choose to terminate or not renew the agreement with us, possibly delaying our development programs and increasing our operating loss.

Our operations may be impaired unless we can successfully manage our growth.

          We expect to continue to expand our research and development, product development, sales and marketing and administrative operations. Our number of employees and operational spending have increased dramatically since fiscal year 2000. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage further growth, we will be required to improve existing, and implement additional, operational and financial systems, procedures and controls and hire, train and manage additional employees. We cannot assure that (i) our current and planned personnel, systems, procedures and controls will be adequate to support our anticipated growth, (ii) management will be able to hire, train, retain, motivate and manage required personnel or (iii) management will be able to successfully identify, manage and exploit existing and potential market opportunities. Our failure to manage growth effectively could limit our ability to achieve our research and development and commercialization goals.

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If we engage in any acquisition, we will incur a variety of costs, and we may never realize the anticipated benefits of the acquisition.

          Since our inception, we have acquired three product candidates through in-licensing. One of our strategies for business expansion is the acquisition of additional products and product candidates. We may attempt to acquire these product candidates, or other potentially beneficial technologies, through in-licensing or the acquisition of businesses, services or products that we believe are a strategic fit with our business. Although we currently have no commitments or agreements with respect to any acquisitions, if we undertake an acquisition, the process of integrating the acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. Moreover, we may fail to realize the anticipated benefits of any acquisition for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials. We may fund any future acquisition by issuing equity or debt securities, which could dilute your ownership percentage. Acquisition efforts can consume significant management attention and require substantial expenditures, which could detract from our other programs. In addition, we may devote resources to potential acquisitions that are never completed.

Our attempts to increase future sales of Perfan I.V. may be unsuccessful.

          Our current product sales revenue is derived solely from European sales of Perfan I.V. and we recorded $2.8 million in sales of this product in 2003 and $2.5 million for the nine months ended September 30, 2004. The revenue we receive on sales of Perfan I.V. currently exceeds our costs associated with having it manufactured and sold. The sales of Perfan I.V. fund our European sales efforts and help offset some of the costs we incur to develop our product candidates. We believe that our sales and marketing efforts in Europe will, at most, lead to only modest increases in Perfan I.V. sales, and sales may decline over time due to the expiration of patent protection for Perfan I.V. and competition from other drugs sold for the same indication as Perfan I.V., some of which sell for significantly lower prices. If we do not maintain or increase our sales of Perfan I.V. in Europe, our operating losses will increase. We could also be forced to discontinue our European sales program, depriving us of potential commercialization and sales experience and contacts which may be important for the successful commercial launch of any of our product candidates that receive regulatory approval. We are evaluating the costs and potential benefits of developing and commercializing Perfan I.V. in the United States. However, if we undertake this program, we may not be able to achieve sufficient sales to justify the time, capital and resources expended.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

          The development, manufacturing, pricing, sales, and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. We are a relatively small company with 90 employees, 38% of whom have joined us in the last 12 months. We also have significantly fewer employees than many other companies that have the same or fewer product candidates in late stage clinical development and we rely heavily on third parties to conduct many important functions. Further, as a publicly traded company we are subject to significant regulations, including the Sarbanes-Oxley Act of 2002, some of which have either only recently been adopted or are currently proposals subject to change. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices and continue to update the program in response to newly implemented or changing regulatory requirements, we cannot assure that we are or will be in compliance with all potentially applicable regulations. For example, we cannot assure that our management will not find a material weakness in connection with its review of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We also cannot assure that we could correct any such weakness to allow our management to assess the effectiveness of our internal control over financial reporting as of December 31, 2004 in time to enable our independent registered public accounting firm to attest that such assessment will have been fairly stated in our Annual Report on Form 10-K to be filed with the Securities and Exchange Commission, or SEC, or attest that we have maintained effective internal control over financial reporting as of December 31, 2004. If we fail to comply with any of these regulations we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.

Our operations involve hazardous materials, and compliance with environmental laws and regulations is expensive.

          Our research and development activities involve the controlled use of hazardous materials, including chemicals that cause cancer, volatile solvents, radioactive materials including tritium and phosphorus-32 and biological materials including human tissue samples that have the potential to transmit diseases. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling and disposal of these materials. We

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generally contract with third parties for the disposal of such substances and store certain low level radioactive waste at our facility until the materials are no longer considered radioactive. While we believe that we comply with current regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations. Although we carry a $2.0 million pollution and remediation insurance policy, we cannot assure that this would be sufficient to cover our potential liability if we experienced a loss.

Currency fluctuations may negatively affect our financial condition.

          We sell Perfan I.V. in Europe and also expect to commercialize other products outside the United States and, as a result, our business is affected by fluctuations in foreign exchange rates between the U.S. dollar and foreign currencies. Our reporting currency is the U.S. dollar and, as a result, financial positions are translated into U.S. dollars at the applicable foreign exchange rates. Our revenues are denominated in foreign currencies while the majority of our expenses are denominated in U.S. dollars. As exchange rates fluctuate, such fluctuations may adversely affect our results of operations, financial position and cash flows. In addition, we conduct clinical trials in many countries, exposing us to cost increases if the U.S. dollar declines in value compared to other currencies.

Risks Related to Our Industry

Our competitors may develop and market drugs that are less expensive, more effective or safer than our product candidates.

          The pharmaceutical market is highly competitive. Many pharmaceutical and biotechnology companies have developed or are developing products that will compete with products we are developing. Several significant competitors are working on, or already have approval for, drugs for the same indications as enoximone capsules, ambrisentan and darusentan. It is possible that our competitors will develop and market products that are less expensive, more effective or safer than our future products or that will render our products obsolete. Some of these products are in late-stage clinical trials. It is also possible that our competitors will commercialize competing products before any of our product candidates are approved and marketed. Actelion Ltd received FDA approval in December 2001 for Tracleer, a non-selective endothelin receptor antagonist for the treatment of PAH. United Therapeutics Corp. received FDA approval in May 2002 for Remodulin for the treatment of PAH. GlaxoSmithKline plc markets Flolan for PAH. Encysive Pharmaceuticals, Inc. is developing sitaxsentan, an ETA selective endothelin receptor antagonist which has demonstrated efficacy in a Phase IIb/III study and may be approved for PAH earlier than ambrisentan. Pfizer Inc is evaluating the use of sildenafil (Viagra) for the treatment of PAH, and reported results of a 278-patient Phase III trial at the annual meeting of the American College of Chest Physicians in October 2004. The results of this study suggest that sildenafil could become a major competitor to ambrisentan. A number of other companies, including Abbott Laboratories, have ETA selective endothelin receptor antagonists in late-stage clinical development and could compete with ambrisentan and darusentan. In addition, a number of companies, including Actelion and Speedel, are developing renin inhibitors for the treatment of hypertension. We expect that competition from pharmaceutical and biotechnology companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial, technical, research and other resources than we do. We may not have the financial resources, technical and research expertise or marketing, distribution or support capabilities to compete successfully.

The status of reimbursement from third-party payors for newly approved health care drugs is uncertain and failure to obtain adequate reimbursement could limit our ability to generate revenue.

          Our ability to commercialize pharmaceutical products may depend, in part, on the extent to which reimbursement for the products will be available from:

•	government and health administration authorities;

•	private health insurers;

•	managed care programs; and

•	other third-party payors.

          Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third-party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payors increasingly are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drugs and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for

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which the FDA has not granted labeling approval. Third-party insurance coverage may not be available to patients for our products. If government and other third-party payors do not provide adequate coverage and reimbursement levels for our products, their market acceptance may be reduced.

Health care reform measures could adversely affect our business.

          The business and financial condition of pharmaceutical and biotechnology companies are affected by the efforts of governmental and third-party payors to contain or reduce the costs of health care. In the United States and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the health care system. For example, in some countries other than the United States, pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the United States to continue. Another example of proposed reform that could affect our business is the discussion of drug reimportation into the United States. In 2000, Congress directed the FDA to adopt regulations allowing the reimportation of approved drugs originally manufactured in the United States back into the United States from other countries where the drugs were sold at a lower price. Although the Secretary of Health and Human Services has refused to implement this directive, in July 2003 the House of Representatives passed a similar bill that does not require the Secretary of Health and Human Services to act. The reimportation bills have not yet resulted in any new laws or regulations; however, these and other initiatives remain subject to active debate both on the federal and state levels and could decrease the price we or any potential collaborators receive for our products, adversely affecting our profitability. The pendency or approval of such proposals could result in a decrease in our stock price or limit our ability to raise capital or to obtain strategic partnerships or licenses.

Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

          Accounting methods and policies for business and market practices of biopharmaceutical companies, including policies regarding expensing stock options, are subject to further review, interpretation and guidance from relevant accounting authorities, including the SEC. For example, we currently are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. Although the standards have not been finalized and the timing of a final statement has not been established, the Financial Accounting Standards Board, or FASB, has announced their support for recording expense for the fair value of stock options granted. If we were to change our accounting policy to record expense for the fair value of stock options granted and retroactively restate all prior periods presented, then our operating expenses could increase. We rely heavily on stock options to compensate existing employees and attract new employees. If we are required to expense stock options, we may then choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we did not reduce our reliance on stock options, our reported losses would increase. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or interpretations of accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements.

Risks Related to Our Intellectual Property

Since we will not obtain additional patent protection for enoximone capsules, we expect to rely solely on the Hatch-Waxman Act and similar foreign statutes to obtain market exclusivity.

          The primary composition of matter patents covering enoximone have expired. We therefore have no direct means to prevent third parties from making, selling, using or importing enoximone in the United States, Europe or Japan. Instead, we expect to rely upon the United States Drug Price Competition and Patent Term Restoration Act of 1984, commonly known as the Hatch-Waxman Act, and applicable foreign legislation, to achieve market exclusivity for enoximone capsules. For new drug applications, or NDAs, for new chemical entities not previously approved, the Hatch-Waxman Act provides for marketing exclusivity to the first applicant to gain approval for a particular drug by prohibiting acceptance or approval of an abbreviated new drug application, or ANDA, from a generic competitor for up to five years after approval of the original NDA. This exclusivity only applies to submissions of an ANDA and would not prevent a third party from conducting pivotal clinical trials and thereafter filing a complete regulatory submission for enoximone. Our competitors will be free during any period of statutory exclusivity to develop the data necessary either to file an ANDA at the end of the exclusivity period or to conduct studies in support of a complete NDA filing during the period of market exclusivity. Japanese law may provide us with marketing exclusivity in that country for a period up to six years following Japanese marketing approval. Although statutory market exclusivity in Europe, the United States and Japan may apply even when the composition of matter patent has already expired, it is possible that enoximone will not qualify for such exclusivity, or alternatively, the terms of the Hatch-Waxman

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Act, or similar foreign statutes, could be amended to our disadvantage. If we do not qualify for marketing exclusivity for enoximone capsules, the competition we face would increase, reducing our potential revenues.

We may not be able to extend market exclusivity for enoximone capsules by developing an extended release formulation.

          Our current strategy includes attempting to obtain an additional period of market exclusivity for enoximone capsules by developing an extended release formulation before the marketing exclusivity period for enoximone capsules ends. We have not yet identified a specific extended release formulation. If we pursue this development strategy, we expect to file for and obtain patents covering the specific formulation developed, as well as its use for the treatment of various diseases. If we successfully develop an extended release formulation of enoximone capsules and successfully conduct clinical trials to demonstrate its safety and efficacy, a separate three years of marketing exclusivity could be obtained. This would not, however, prevent a competitor from filing an ANDA for the immediate release formulation after expiration of the five-year exclusivity period. There can be no assurance that such an extended release formulation will be successfully developed in a timely manner, that adequate patent protection can be obtained or that any such formulation would provide a commercial advantage. In addition, many third parties have patents covering many of the technologies and manufacturing processes needed to develop and make extended release formulations. There can be no assurance that we can obtain rights to such patents on attractive financial terms, if at all.

We rely on compounds and technology licensed from third parties and termination of any of those licenses would result in the loss of significant rights.

          We have exclusive, worldwide licenses to enoximone for the treatment of cardiovascular disease, ambrisentan for all indications, and darusentan for all indications other than cancer. We also have the worldwide exclusive rights to certain patents and patent applications licensed from the University of Colorado and the University of Texas Southwestern Medical Center and rights to license future technology and patent applications arising out of research sponsored at those institutions related to heart failure. Key financial and other terms for future technology would still need to be negotiated with the research institutions, and it may not be possible to obtain any such license on terms that are satisfactory to us.

          Our licenses generally may be terminated by the licensor if we fail to perform our obligations under the license, including obligations to develop and commercialize the compounds and technologies under license. The license agreements also generally require us to meet specified milestones or show commercially reasonable diligence in the development and commercialization of the compounds or technology under the license. If our agreements are terminated, we would lose the rights to the product candidates, reducing our potential revenues.

If we are unable to protect our proprietary technology, we may not be able to compete effectively.

          Our success depends in part on our ability to obtain and enforce patent protection for our products, both in the United States and other countries, to prevent our competitors from developing, manufacturing and marketing products based on our technology. The scope and extent of patent protection for our product candidates is uncertain and frequently involves complex legal and factual questions. We cannot predict the breadth of claims that will be allowed and issued in patents related to biotechnology or pharmaceutical applications. Once such patents have issued, we cannot predict how the claims will be construed or enforced. In addition, statutory differences between countries may limit the protection we can obtain on some of our inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States.

          Furthermore, the patents that we have licensed with respect to enoximone, ambrisentan and darusentan are owned by third parties. These third parties, with our advice and input, are responsible for and control the prosecution and enforcement of these patents. A failure by these third parties to adequately prosecute and enforce these patents could result in a decline in the value of the patents and have a material adverse effect on our business. Since we collaborate with third parties on some of our technology, there is also the risk that disputes may arise as to the rights to technology or drugs developed in collaboration with other parties.

          The coverage claimed in a patent application can be significantly narrowed before a patent is issued, both in the United States and other countries. We do not know whether any of our pending or future patent applications will result in the issuance of patents. To the extent patents have been issued or will be issued, we do not know whether these patents will be subject to further proceedings that may limit their scope, provide significant proprietary protection or competitive advantage, or cause them to be circumvented or invalidated. Furthermore, patents already issued to us, or patents that may issue on our pending applications, may become subject to dispute, including interference, reissue or reexamination proceedings in the

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United States, or opposition proceedings in foreign countries. Any of these proceedings could result in the limitation or loss of rights.

          We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. While we believe that we have protected our trade secrets, some of our current or former employees, consultants, scientific advisors or collaborators may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop equivalent knowledge, methods and know-how or gain access to our proprietary information through some other means.

We may be accused of infringing on the proprietary rights of third parties, which could impair our ability to successfully commercialize our product candidates.

          Our success depends in part on operating without infringing the proprietary rights of third parties. It is possible that we may infringe on intellectual property rights of others without being aware of the infringement. If a patent holder believes that one of our product candidates infringes on its patent, it may sue us even if we have received patent protection for our technology. If another party claims we are infringing its technology, we could face a number of issues, including the following:

•	defending a lawsuit, which is very expensive and time consuming;

•	defending against an interference proceeding in the United States Patent and Trademark Office, which also can be very expensive and time consuming;

•	receiving an adverse decision in a lawsuit or in an interference proceeding resulting in the loss of some or all of our rights to our intellectual property;

•	paying a large sum for damages if we are found to be infringing;

•	being prohibited from making, using, selling or offering for sale our product candidates or our products, if any, until we obtain a license from the patent holder. Such a license may not be granted to us on satisfactory terms, if at all, and even if we are granted a license, we may have to pay substantial royalties or grant cross-licenses to our patents; and

•	redesigning the manufacturing methods or the use claims of our product candidates so that they do not infringe on the other party’s patent in the event that we are unable to obtain a license, which, even if possible, could require substantial additional capital, could necessitate additional regulatory approval, and could delay commercialization.

Risks Related to the Purchase of the Shares

The market price of our common stock may be highly volatile.

          We cannot assure you that an active trading market for our common stock will exist at any time. Holders of our common stock may not be able to sell shares quickly or at the market price if trading in our common stock is not active. The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	actual or anticipated results of our clinical trials;

•	actual or anticipated regulatory approvals of our products or of competing products;

•	changes in laws or regulations applicable to our products;

•	changes in the expected or actual timing of our development programs;

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations by us, our collaborators or our competitors;

•	new products or services introduced or announced by us or our competitors;

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•	changes in financial estimates or recommendations by securities analysts;

•	conditions or trends in the biotechnology and pharmaceutical industries;

•	changes in the market valuations of similar companies;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	the loss of a collaborator, including Novartis;

•	developments concerning our collaborations;

•	trading volume of our common stock; and

•	sales of our common stock by us or our stockholders.

          In addition, the stock market in general, the Nasdaq National Market and the market for technology companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of biotechnology and life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence.

          Our executive officers, directors and principal stockholders, together with their affiliates, currently own approximately 46% of our voting stock, including shares subject to their outstanding options and warrants, and we expect that upon completion of this offering, that same group will continue to hold a significant percentage of our outstanding voting stock. Accordingly, these stockholders will likely be able to have a significant impact on the composition of our board of directors and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could limit the market value of our common stock.

Issuance of shares in connection with financing transactions or under stock plans and outstanding warrants will dilute current stockholders.

          Pursuant to our 2003 Equity Incentive Plan, our management is authorized to grant stock options to our employees, directors and consultants, and our employees are eligible to participate in our 2003 Employee Stock Purchase Plan. As of September 30, 2004 we had 4,673,464 shares of our common stock reserved for issuance under our 2003 Equity Incentive Plan, 251,278 shares of which have been issued upon exercise of options, 147,907 shares of which have been issued pursuant to restricted stock issuances, 3,217,157 shares of which are subject to outstanding but unexercised option grants and 1,057,122 shares of which remain available for future grant. The reserve under our 2003 Equity Incentive Plan will automatically increase each January 1 by the lesser of five percent of the number of total outstanding shares of our common stock on such date or 2,500,000 shares, subject to the ability of our board of directors to prevent such increase. Additionally, we currently have 250,000 shares of our common stock reserved for issuance under our 2003 Employee Stock Purchase Plan, none of which have been issued. The reserve under our 2003 Employee Stock Purchase Plan will automatically increase each January 1 by the lesser of 1.25% of the number of total outstanding shares of our common stock on such date or 500,000 shares, subject to the ability of our board of directors to prevent such increase. In addition, we also have warrants outstanding to purchase shares of our common stock, including 1,839,080 shares of common stock issuable to the selling stockholders upon the exercise of warrants held by them. You will incur dilution upon exercise of any outstanding stock options or warrants. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for

15.

common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage, delay or prevent a change of control or management, even if such changes would be beneficial to our stockholders.

          Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock;

•	limiting the removal of directors by the stockholders to removal for cause;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholder meetings.

          In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

16.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry that involve risks and uncertainties. These forward-looking statements are usually accompanied by words like “will,” “should,” “plan,” “expect,” “believe,” “anticipate,” “seek,” “intend” and similar expressions. Our actual results may differ materially from the results expressed or implied by these forward-looking statements because of the risk factors and other factors disclosed in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

          The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the accounts of the selling stockholders. We will not receive any proceeds from the sale of these shares of common stock.

17.

SELLING STOCKHOLDERS

          On September 24, 2004, we entered into a Securities Purchase Agreement with the selling stockholders, pursuant to which we sold an aggregate of 9,195,400 shares of our common stock and issued warrants to purchase up to 1,839,080 shares of our common stock in a private placement transaction. This prospectus covers the offer and sale by the selling stockholders of up the total number of shares of common stock issued to the selling stockholders pursuant to the Securities Purchase Agreement plus the total number of shares of common stock issuable upon exercise of the warrants issued to the selling stockholders pursuant to the Securities Purchase Agreement. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling stockholders, we are referring to the shares and the warrant shares. The warrants issued to the purchasers in the private placement are exercisable at any time in whole or in part beginning March 30, 2005 and ending September 29, 2009 at an exercise price of $7.80 per share.

          We are registering the above-referenced shares to permit each of the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell the shares in the manner contemplated under the “Plan of Distribution.”

          The following table sets forth the name of each selling stockholder, the number of shares owned by each of the respective selling stockholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling stockholders after this offering is completed. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus, and assumes the exercise of all the warrants for common stock. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them. Except with respect to approximately 4 million of the shares held by certain of the selling stockholders that will become eligible for sale in the public market beginning 90 days after the effective date of this registration statement upon the expiration of the lock-up agreements with the placement agents for the original issuance of the shares offered in this prospectus, we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders.

          Ownership is based upon information provided by each respective selling stockholder, schedules 13G and other public documents filed with the SEC. Unless otherwise noted, none of the share amounts set forth below represents more than 1% of our outstanding stock as of October 15, 2004, adjusted as required by rules promulgated by the SEC. The percentages of shares owned after the offering are based on 35,727,847 shares of our common stock outstanding as of October 15, 2004, including the shares of common stock offered in this prospectus.

		Number of Shares		Shares Owned After
	Shares of Common Stock	Being Offered		Offering (2)
	Owned Prior to		Warrant
Name	Offering(1)	Shares	Shares	Number	Percent
Lobstercrew & Co., nominee for T. Rowe Price Health Sciences Fund, Inc.(3)	220,000	100,000	20,000	100,000	*
HorizonBeach & Co., nominee for T. Rowe Price Health Sciences Portfolio, Inc.(3)	1,200	500	100	600	*
Mac & Co., nominee for TD Mutual Funds — TD Health Sciences Fund(3)	49,920	31,600	6,320	12,000	*
Squidrig & Co., nominee for VALIC Company I — Health Sciences Fund(3)	29,520	12,300	2,460	14,760	*
Lamppost & Co., nominee for Manufacturers Investment Trust — Health Sciences Trust(3)	33,960	14,800	2,960	16,200	*
Hare & Co., nominee for IDEX Mutual Funds — IDEX — T. Rowe Price Health Sciences(3)	27,100	14,500	2,900	9,700	*
BOST & Co., nominee for Raytheon Company Combined DB/DC Master Trust — Health Sciences(3)	5,560	1,800	360	3,400	*
BOST & Co., nominee for Raytheon Master Pension Trust — Health Sciences(3)	9,960	3,800	760	5,400	*
Bridge & Co., nominee for T. Rowe Price New Horizons Fund, Inc(3)	828,000	565,000	113,000	150,000	*

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		Number of Shares		Shares Owned After
	Shares of Common Stock	Being Offered		Offering (2)
	Owned Prior to		Warrant
Name	Offering(1)	Shares	Shares	Number	Percent
Hare & Co., nominee for NYC 457/401K Small Cap Account(3)	31,976	21,980	4,396	5,600	*
Domain Public Equity Partners, L.P.(4)	432,957	306,515	61,303	65,139	*
H&Q Healthcare Investors	613,056	510,880	102,176	0	*
H&Q Life Science Investors	306,480	255,400	51,080	0	*
Atlas Equity I, Ltd.	551,724	459,770	91,954	0	*
New Enterprise Associates 10, Limited Partnership(5)	4,375,336	858,235	171,647	3,345,454	9.4
InterWest Partners VI, LP(6)(11)	1,144,388	148,595	29,719	966,074	2.7
InterWest Investors VI, LP(7)(11)	35,881	4,660	932	30,289	*
InterWest Partners VIII, LP(8)(11)	2,327,774	591,390	118,278	1,618,106	4.5
InterWest Investors VIII, LP(9)(11)	18,579	4,720	944	12,915	*
InterWest Investors Q VIII, LP(10)(11)	66,597	16,920	3,384	46,293	*
UBS O’Connor LLC	91,956	76,630	15,326	0	*
Narragansett I, LP.	556,751	463,959	92,792	0	*
Narragansett Offshore, Ltd.	1,130,371	941,976	188,395	0	*
Sequel Limited Partnership III(12)(14)	1,475,418	745,565	149,113	580,740	1.6
Sequel Entrepreneurs’ Fund III, L.P. L.P.(13)(14)	41,003	20,720	4,144	16,139	*
Baker Bros. Investments, L.P.	42,960	35,800	7,160	0	*
Baker Bros. Investments II, L.P.	41,820	34,850	6,970	0	*
Baker/Tisch Investments, L.P.	51,360	42,800	8,560	0	*
Baker Biotech Fund I, L.P.	428,880	357,400	71,480	0	*
Baker Biotech Fund II, L.P.	392,040	326,700	65,340	0	*
Baker Biotech Fund II, (Z) L.P.	54,120	45,100	9,020	0	*
Baker Biotech Fund III, L.P.	369,120	307,650	61,470	0	*
Perseus-Soros Biopharmaceutical Fund, LP (15)	2,781,050	919,540	183,908	2,781,050	7.8
COMPOUND & CO.	367,818	306,515	61,303	0	*
OZ Mac 13 Ltd.	7,300	6,083	1,217	0	*
OZ Master Fund, Ltd.	756,831	630,693	126,138	0	*
Fleet Maritime, Inc.	12,425	10,354	2,071	0	*

*	Percentages are not shown if holdings total less than 1% of total outstanding shares.

(1)	Assumes the exercise of all warrants to purchase common stock offered in this prospectus held by the selling stockholders.

(2)	Assumes the sale of all shares and warrant shares offered in this prospectus.

(3)	T. Rowe Price Associates, Inc. (“T. Rowe Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the shares owned by this entity, as well as shares owned by certain other individual and institutional investors, and may be deemed to be the indirect beneficial owner of the shares held by this entity. T. Rowe Price Associates expressly disclaims beneficial ownership of such shares. T. Rowe Price Associates is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly-traded financial services holding company.

(4)	Consists of 367,818 shares of common stock offered in this prospectus and 65,139 additional shares of common stock held by Domain Public Equity Partners, L.P.

(5)	Consists of 1,029,882 shares of common stock offered in this prospectus and 3,345,454 additional shares of common stock held by New Enterprise Associates 10 Limited Partnership, and excludes 2,541,089 shares of common stock held by New Enterprise Associates 9 Limited Partnership, 3,636 shares of common stock held by NEA Presidents Fund, L.P. and 727 shares of common stock held by NEA Ventures 1999, Limited Partnership (collectively, “NEA Funds”). The General Partners of the NEA Funds are NEA Partners 10, Limited Partnership, NEA Partners 9, Limited Partnership, NEA General Partners, L.P. and Lou Van Dyck, respectively (the “NEA Fund General Partners”). The

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NEA Fund General Partners may be deemed to indirectly beneficially own the shares owned by the NEA Funds. Sigrid Van Bladel, Ph.D., a director of Myogen, is a partner of New Enterprise Associates but does not have voting or dispositive power with respect to the shares held by New Enterprise Associates 10, Limited Partnership, New Enterprise Associates 9, Limited Partnership, NEA Presidents Fund, L.P. or NEA Ventures 1999, Limited Partnership. Therefore, Dr. Van Bladel disclaims beneficial ownership of these shares, except to the extent of her proportionate interest therein.

(6)	Consists of 178,314 shares of common stock offered in this prospectus and 966,074 additional shares of common stock held by InterWest Partners VI, L.P.

(7)	Consists of 5,592 shares of common stock offered in this prospectus and 30,289 additional shares of common stock held by InterWest Investors VI, L.P.

(8)	Consists of 709,668 shares of common stock offered in this prospectus and 1,618,106 additional shares of common stock held by InterWest Partners VIII, L.P.

(9)	Consists of 5,664 shares of common stock offered in this prospectus and 12,915 additional shares of common stock held by InterWest Investors VIII, L.P.

(10)	Consists of 20,304 shares of common stock offered in this prospectus and 46,293 additional shares of common stock held by InterWest Investors Q VIII, L.P.

(11)	Excludes, with respect to each selling stockholder, any shares of common stock held by the other selling stockholders. The General Partner of InterWest Partners VI, LP and InterWest Investors VI, LP (the “InterWest 6 Funds”) is InterWest Management Partners VI, LLC (the “General Partner 6 Entity”). The General Partner of InterWest Partners VIII, LP, InterWest Investors VIII, LP, and InterWest Investors Q VIII, LP (the “InterWest 8 Funds”) is InterWest Management Partners VIII, LLC (the “General Partner 8 Entity”). The General Partner 6 Entity and the General Partner 8 Entity may be deemed to indirectly beneficially own the shares owned by the InterWest 6 Funds and the InterWest 8 Funds, respectively. Arnold L. Oronsky, Ph.D, a director of Myogen, is a managing director of the General Partner 6 Entity and the General Partner 8 Entity, and may be deemed to be the indirect beneficial owner of the shares owned by the InterWest 6 Funds and InterWest 8 Funds. Dr. Oronsky disclaims beneficial ownership of the shares held by the InterWest 6 Funds and InterWest 8 Funds except to the extent of his pecuniary interest arising therein.

(12)	Consists of 894,678 shares of common stock offered in this prospectus and 580,740 additional shares of common stock held by Sequel Limited Partnership III.

(13)	Consists of 24,864 shares of common stock offered in this prospectus and 16,139 additional shares of common stock held by Sequel Entrepreneurs’ Fund III, L.P.

(14)	Excludes 499,633 shares of common stock held by Sequel Limited Partnership, 193,088 shares of common stock held by Sequel Euro Limited Partnership and, with respect to each selling stockholder (collectively, the “Sequel Funds”), any shares of common stock held by the other selling stockholders. The General Partner of Sequel Limited Partnership III and Sequel Entrepreneurs’ Fund III, L.P. is Sequel Venture Partners III, L.L.C. (“SVP III”). The General Partner of Sequel Limited Partnership, and Sequel Euro Limited Partnership is Sequel Venture Partners I, L.L.C. (“SVP I”). SVP III and SVP I may be deemed to indirectly beneficially own the shares owned by the Sequel Funds. Daniel J. Mitchell, a director of Myogen, is a manager of SVP III and SVP I and may be deemed to be the indirect beneficial owner of the shares owned by the Sequel Funds. Mr. Mitchell disclaims beneficial ownership of the shares held by the Sequel Funds, except to the extent of his pecuniary interest arising therein.

(15)	The general partner of Perseus-Soros Biopharmaceutical Fund, L.P. (“Perseus-Soros”) is Perseus-Soros Partners, LLC (“PSP”). PSP may be deemed to indirectly beneficially own the shares owned by Perseus-Soros. Dr. Andrew N. Schiff, M.D., a director of Myogen, is a managing director of an affiliate of PSP and disclaims beneficial ownership of the shares held by Perseus-Soros, except to the extent of his pecuniary interest arising therein.

20.

PLAN OF DISTRIBUTION

     The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

     The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	on The Nasdaq National Market (or any other exchange on which the shares may be listed);

•	on the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or under any applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right

21.

to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) two years from the effective date of the registration statement, (2) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (3) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act during any 90 day period without volume limitations.

     With respect to 3,972,414 of the shares held by certain of the selling stockholders, the proposed methods of transfer described in this plan of distribution are subject to lockup agreements between such selling stockholders and the placement agents for the original issuance of the shares offered in this prospectus, which will remain in effect until 90 days following the effective date of this registration statement.

LEGAL MATTERS

     Cooley Godward LLP, Broomfield, Colorado has given its opinion as to certain legal matters relating to the legality of the shares of common stock offered in this prospectus.

EXPERTS

     The consolidated financial statements of Myogen, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

22.

WHERE YOU CAN FIND MORE INFORMATION ABOUT MYOGEN AND THIS OFFERING

     You should rely only on the information provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

     We are a reporting company and we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a resale registration statement on Form S-3 under the Securities Act to register the shares of common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the securities offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at 450 Fifth Street, N.W., in Washington, DC. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date we filed the registration statement of which this prospectus is a part and before the effective date of the registration statement and any future filings we will make with the SEC under those sections.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2003;

2.	Our Form 10-Q for the three months ended March 31, 2004;

3.	Our Form 10-Q for the three months ended June 30, 2004;

4.	Our Form 10-Q for the three months ended September 30, 2004;

5.	Our Form 8-K filed on January 12, 2004;

6.	Our Form 8-K filed on February 18, 2004;

7.	Our Form 8-K filed on March 26, 2004;

8.	Our Form 8-K filed on April 30, 2004;

9.	Our Form 8-K filed on May 25, 2004;

10.	Our Form 8-K filed on August 4, 2004;

11.	Our Form 8-K filed on August 5, 2004;

12.	Our Form 8-K filed on September 28, 2004;

13.	Our Form 8-K filed on September 29, 2004;

14.	Our Form 8-K filed on October 1, 2004;

15.	Our Form 8-K filed on November 3, 2004; and

16.	The description of our common stock set forth in Registration Statement on Form S-1 (Registration No. 333-108301) filed with the SEC on August 28, 2003.

23.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Myogen, Inc., Attention: Secretary, at 7575 West 103rd Avenue, Suite 102, Westminster, CO 80021, telephone: (303) 410-6666.

24.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER.

11,034,480 Shares

MYOGEN, INC.

Common Stock

Prospectus

                   , 2004

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     We will bear no expenses in connection with any sale or other distribution by the selling stockholders of the shares being registered hereunder other than the expenses of preparation and distribution of this registration statement and the prospectus included in this registration statement. The extent of these expenses is set forth in the following table. All of the amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$11,640
Legal fees and expenses	$25,000
Accounting fees and expenses	$12,000
Miscellaneous expenses	$11,360

Total	$60,000

Item 15. Indemnification of Directors and Officers

     Under Section 145 of the General Corporation Law of Delaware (the “Delaware Law”), we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

     Our certificate of incorporation and bylaws include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Delaware Law and (ii) require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or the best interests of our stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to us or our stockholders when the director was aware or should have been aware of a risk of serious injury to us or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our stockholders, for improper transactions between the director and us and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     We have entered into indemnity agreements with our directors and certain of our executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was one of our directors or executive officers, provided, among other things, that such person’s conduct was not knowingly fraudulent or deliberately dishonest or constituted willful misconduct. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any executive officer or director.

     We maintain an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits

Exhibit Number	Description
4.1 (1)	Restated Certificate of Incorporation.

4.2 (1)	Amended and Restated Bylaws.

4.3 (1)	Specimen Stock Certificate.

4.4 (2)	Securities Purchase Agreement, dated September 24, 2004, by and among the Registrant and the investors named therein.

4.5 (2)	Form of Warrant issued by the Registrant pursuant to the Securities Purchase Agreement, dated September 24, 2004.

5.1*	Opinion of Cooley Godward LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Cooley Godward LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	Previously filed.

(1)	Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-108301) and amendments thereto, declared effective October 29, 2003.

(2)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-50438), as filed with the Commission on September 30, 2004.

Item 17. Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for purposes of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which shall remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westminster, State of Colorado, on November 15, 2004.

MYOGEN, INC.
By:	/s/ J. William Freytag
J. William Freytag
President, Chief Executive Officer and Chairman

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. William Freytag J. William Freytag	President, Chief Executive Officer and Chairman (Principal Executive Officer)	November 15, 2004

* Joseph L. Turner	Senior Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	November 15, 2004

* Michael R. Bristow	Chief Science and Medical Officer and Director	November 15, 2004

* Kirk K. Calhoun	Director	November 15, 2004

* Jerry T. Jackson	Director	November 15, 2004

* Daniel J. Mitchell	Director	November 15, 2004

* Arnold L. Oronsky	Director	November 15, 2004

Signature		Title	Date
* Andrew N. Schiff		Director	November 15, 2004

* Sigrid Van Bladel		Director	November 15, 2004

* By:	/s/ J. William Freytag J. William Freytag Attorney-in-Fact		November 15, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
4.1 (1)	Restated Certificate of Incorporation.

4.2 (1)	Amended and Restated Bylaws.

4.3 (1)	Specimen Stock Certificate.

4.4 (2)	Securities Purchase Agreement, dated September 24, 2004, by and among the Registrant and the investors named therein.

4.5 (2)	Form of Warrant issued by the Registrant pursuant to the Securities Purchase Agreement, dated September 24, 2004.

5.1*	Opinion of Cooley Godward LLP.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2*	Consent of Cooley Godward LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	Previously filed.

(1)	Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-108301) and amendments thereto, declared effective October 29, 2003.

(2)	Incorporated by reference to our Current Report on Form 8-K (File No. 000-50438), as filed with the Commission on September 30, 2004.